Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE FISCAL COUNCIL
OF NOVEMBER  3,  2008

On November 3, 2008, at 11:00 a.m., at the company’s head office, the effective members of the Fiscal Council of BANCO ITAÚ HOLDING FINANCEIRA S.A., met under the presidency of Prof. Iran Siqueira Lima, with the purpose of examining the financial statements for the period from January to September of 2008.

Following due examination of the said financial statements, the Fiscal Councilors resolved to register the following opinion:

“The efective members of the Fiscal Council of BANCO  ITAÚ  HOLDING  FINANCEIRA S.A., having perused the financial statements for the period from January to September of 2008, have verified the accuracy of all the items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that these documents adequately reflect the company’s capital structure, financial position and the activities conducted by the company during the period.”

There being no further matter for discussion, the meeting was declared concluded and its work completed. The relative minutes having been transcribed, read and approved, were signed by all those present. São Paulo-SP, November 3, 2008. (signed) Iran Siqueira Lima – President; Alberto Sozin Furuguem and Marcos de Andrade Reis Villela   – Councilors.

ALFREDO EGYDIO SETUBAL Investor Relations Officer